Exhibit 99.1

Consent of Independent Valuation Expert

Procaccianti Hotel REIT, Inc.:

We hereby consent to the reference to our name and description of our role in the valuation process of certain real estate assets of Procaccianti Hotel REIT, Inc. (the “Company”) referred to in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (File No. 333-217578), and any future periodic reports that reference our name and description of our role in the valuation process of certain real estate assets of the Company as of February 28, 2018. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

/s/ Robert A. Stanger & Co., Inc.

Robert A. Stanger & Co., Inc.

Shrewsbury, New Jersey

March 21, 2019